Atna Options Beowawe Property to Prospector Consolidated

Vancouver, B.C. (July 19, 2004) Atna Resources Ltd. (TSX:ATN) is pleased to announce that the company has entered into an agreement with Prospector Consolidated Resources Inc. (TSX-V: PRR) to combine their Beowawe gold properties, located in northeastern Nevada along the Eureka-Battle Mountain trend in Eureka County.

The agreement consolidates ATN’s 2,100 acres Beowawe property with PRR’s surrounding 2,500 acres. David Watkins, Atna President and CEO, said, “We are excited to have assembled one of the largest land packages adjacent to Newmont Mining’s Mule Canyon mine and 40 kilometres north of the Cortez mine and to have formed another partnership to leverage our exploration efforts in Nevada”.

The combined Beowawe properties encompass one of the largest hot spring systems in the Great Basin with exceptional potential to host a low-sulphidation epithermal gold deposit. A geothermal exploration hole on the property is reported1 to have intersected 7 g/t gold from 0-100 feet and 5 g/t gold from 100–200 feet. The property is located within the Northern Nevada Rift, which hosts large, gold-rich epithermal deposits including Newmont’s Ken Snyder and Mule Canyon operations. Mule Canyon is a volcanic-hosted low-sulphidation epithermal deposit, located 8 km north of Beowawe with pre-mining reserves2 of 8,200,000 tonnes averaging 3.8 g/t Au. Significant parts of the deposit were in excess of 1 oz/t Au.

PRR is required to complete a financing within 45 days to conclude the agreement prior to drill testing multiple targets identified at Beowawe. Atna will be contracted to carry out the project work and has permit approval for the planned drill program, pending processing of the reclamation bond deposited with the Bureau of Land Management.

PRR has the option to acquire a 60% interest in the Beowawe property by issuing a total of 1,800,000 common shares to Atna and spending US$750,000 on exploration over a three-year period. Upon completion of the work commitment, PRR may increase its interest to 70% by completing a bankable feasibility study. Atna will be granted a 40% interest in the Prospectors property when Prospectors earns its interest in the Atna claims.

Atna Resources Ltd. is a well-financed, generative exploration company with a growing portfolio of highly prospective gold properties in Nevada. Presently, a number of these projects are optioned to other exploration companies, including Grandcru Resources (Clover), Great Basin Gold (Golden Cloud), Pacific Ridge Exploration (Sno), and Prospectors Consolidated (Beowawe). Atna owns copper and precious metal prospects in Chile, the Marg and Wolf polymetallic deposits in the Yukon, and a precious metals royalty on the Wolverine high-grade Ag-Au-Zn-Cu-Pb massive sulphide deposit, in the Yukon.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For further information, please contact:

Deanna McDonald
Manager, Investor Relations/Geologist
Atna Resources Ltd.
510 – 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel: (604) 684-2285
Fax: (604) 684-8887
E-mail: dmcdonald@atna.com
http://www.atna.com

Sources:
1(1984 edition of Economic Geology Volume 79, Number 4, pp 759-767) and
2(2003 edition of Economic Geology Volume 98, Number 2, pp 409-463)